Exhibit 21.1

SUBSIDIARIES

Central Digital.com Inc., a New York corporation and a wholly-owned subsidiary of the Company

Dbuys.com Inc., a New York corporation and a wholly-owned subsidiary of the Company

IBuyDigital Online, Inc., a New York corporation and a wholly-owned subsidiary of the Company

Digital Megastore.com Inc., a New York corporation and a wholly-owned subsidiary of the Company